

September 15, 2011

Via E-mail
Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
9420 Underwood Avenue, Suite 100
Omaha, NE 68114

      RE: **Green Plains Renewable Energy, Inc.**
              Form 10-K for Fiscal Year ended December 31, 2010
              Filed March 4, 2011
              Form 10-Q for the Fiscal Quarter ended June 30, 2011
              Filed August 5, 2011
              File No. 1-32924

Dear Mr. Peters:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis…, page 39

Impairment of Long-Lived Assets and Goodwill, page 42

2. To the extent that any of your reporting units have estimated fair values that are not
    substantially in excess of the carrying value and to the extent that goodwill for these
    reporting units, in the aggregate or individually, if impaired, could materially impact your
    operating results, please provide the following disclosures for each of these reporting units in
    future filings:
    *   Identify the reporting unit;
    *   The percentage by which fair value exceeds the carrying value as of the most-recent step-
        one test;
    *   The amount of goodwill;
    *   A description of the assumptions that drive the estimated fair value;
    *   A discussion of the uncertainty associated with the key assumptions. For example, to the
        extent that you have included assumptions in your discounted cash flow model that
        materially deviates from your historical results, please include a discussion of these
        assumptions; and
    *   A discussion of any potential events and/or circumstances that could have a negative
        effect to the estimated fair value.
    If you have determined that the estimated fair value substantially exceeds the carrying value
    for all of your reporting units, please disclose this determination. Please also provide the
    above disclosures, as applicable, for any long-lived assets or asset groups for which you have
    determined that fair value is not substantially in excess of the carrying value and to the extent
    that the asset amounts, in the aggregate or individually, could materially impact your
    operating results. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of
    the SEC's Codification of Financial Reporting Policies for guidance.

Item 15 – Exhibits, Financial Statement Schedules, page 63

Note 7 – Segment Information, page F-17

3. Please revise the table on page F-18 to present for each segment revenues from external
    customers as well as intersegment revenues as required by ASC 280-10-50-22(a) and (b).
    Refer to the example set forth in ASC 280-10-55-48.

Note 11 – Long-Term Debt, page F-23

4. You disclose here and on pages 18 and 19 that you obtained waivers related to your non-
    compliance with various debt covenants. Please disclose when each waiver was obtained and
    the facts and circumstances that required it. Please also disclose the specific debt covenants
    that you were not in compliance with including the actual ratios/amounts as compared to the
    required ratios/amounts, along with any revisions to the required ratios/amounts that occurred
    for current or future periods as a result of discussions with the lenders. Please also disclose

the duration of each waiver. Please disclose whether each of your various debt arrangements have cross default provisions. Please disclose whether you believe that you will be able to comply with each covenant that was violated for the next twelve months without the need to obtain additional waivers. Please also explain how additional future violations of these debt covenants would impact your liquidity.

5. For any material debt covenants that required a waiver or for which it is reasonably likely that either (a) you will not be able to meet or (b) could limit your ability to undertake additional debt or equity financing, please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 15 – Commitments and Contingencies, page F-36

Operating Leases, page F-36

6. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

7. Please address the above comments in your interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief

cc: <u>Via E-mail</u>
       Glen Kampschneider
       Vice President & Corporate Controller